UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________________________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
_____________________________________________________

LPATH INC.
(Name of Issuer)
_____________________________________________________

Common Stock
(Title of Class of Securities)
_____________________________________________________

548910108
(CUSIP Number)
_____________________________________________________

Name: 	  Darrell King
Address:  Barclays PLC
	  1 Churchill Place
	  London
	  E14 5HP, United Kingdom

Phone: + 44 (0) 20 7116 2654


(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications)
_____________________________________________________

September 22, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ''filed'' for the purpose of Section 18 of the Securities Exchange Act of 1934 (''Act'') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)




CUSIP NO. 548910108		13D

1.  NAME OF REPORTING PERSON:

      Barclays PLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [  ]
(b) [  ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS (See Instructions):
	WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [ ]
    PURSUANT TO ITEMS 2(d) OR 2(e)


6.  CITIZENSHIP OR PLACE OF ORGANIZATION:

England


NUMBER OF SHARES BENEFICIALLY OWNED BY
REPORTING PERSON WITH

7.  SOLE VOTING POWER:

	8,421,100

8.  SHARED VOTING POWER:

	N/A

9.  SOLE DISPOSITIVE POWER:

	8,421,100

10.  SHARED DISPOSITIVE POWER:

	N/A

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,421,100

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

	CERTAIN SHARES (See Instructions)             [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	16.0%

14.  TYPE OF REPORTING PERSON (See Instructions):

	HC



CUSIP NO. 548910108 		13D

1.  NAME OF REPORTING PERSON:

      Barclays Capital Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)


(a) [  ]
(b) [  ]


3.  SEC USE ONLY

4.  SOURCE OF FUNDS (See Instructions):
	WC


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [  ]
PURSUANT TO ITEMS 2(d) OR 2(e)


6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
	Connecticut


NUMBER OF SHARES BENEFICIALLY OWNED BY
REPORTING PERSON WITH

7.  SOLE VOTING POWER:

	8,421,100

8.  SHARED VOTING POWER:

	N/A

9.  SOLE DISPOSITIVE POWER:

	8,421,100

10.  SHARED DISPOSITIVE POWER:

	N/A


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,421,100

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [  ]
     CERTAIN SHARES (See Instructions)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	16.0%

14.  TYPE OF REPORTING PERSON (See Instructions):

	BD


Item 1.	Security and Issuer

              This statement on Schedule 13D ( ''Statement'') relates to the common stock, par value $0.001 per share (the ''Common Stock''), of Lpath Inc, a Nevada corporation (''Lpath''). The address of the principal executive offices of Lpath is 6335 Ferris Square, Suite A, San Diego, CA92121.


Item 2.	Identity and Background

              This Statement is being filed by Barclays PLC (''Barclays PLC'') and Barclays Capital Inc. (''BCI'') (together ''Barclays''). The address and principal place of business of Barclays PLC is 1 Churchill Place, London, E14 5HP, England. The address and principal place of business of Barclays Capital Inc. is 200 Park Avenue, New York, New York 10166.

              Barclays PLC is an international financial services provider organized in England. BCI, a subsidiary of Barclays PLC, is a broker-dealer registered under section 15 of the Securities Exchange Act of 1934 and is incorporated under the laws of the state of Connecticut. Additional information concerning Barclays PLC is set forth in its Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

              The names, residence or business address, citizenships and present principal occupations or employment of the senior executive officers and directors of Barclays are set forth in Appendix A.

              During the last five years neither Barclays, nor to the best knowledge of Barclays, any of the persons listed in Appendix A hereto has
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 3.	Source and Amount of Funds or Other Consideration

	The funds for this transaction came from the working capital of BCI.



Item 4.	Purpose of Transaction

        The securities were acquired as part of Barclays' acquisition of Lehman Brothers Holdings Inc.'s (''Lehman Brothers'') North American investment banking and capital markets operations. According to the Schedule 13D filed by Lehman Brothers on April 16, 2007 the securities were purchased as part of a private placement financing by Lpath to recapitalize Lpath. The securities were held by LBI Group a wholly-owned subsidiary of Lehman Brothers.

As part of a Securities Purchase Agreement dated April 9 2007 between Lpath and LBI Group and other purchasers under which Lehman Brothers acquired the Common Stock, LBI Group received the right to designate one director of Lpath. Pursuant to this right, LBI Group designated Jeffrey Ferrell, a senior vice president of LBI Group, who was subsequently elected to the Lpath board of directors. Mr Ferrell became an employee of BCI as a result of Barclays' acquisition of Lehman Brothers North American investment banking and capital markets operations and he continues to sit on the Lpath board of directors. Barclays has requested that Lpath grant Barclays all of Lehman's rights under the Securities Purchase Agreement.

Barclays and BCI review their holdings in Lpath on an ongoing basis. Depending on such review, they may make additional purchases or sales of Lpath's securities in the future. Additional transactions, if any,in Lpath's securities will depend on various factors, including, without limitation, the price of the Common Stock, stock market conditions and the business prospects of Lpath. In addition, Barclays may engage, from time to time, in discussions with Lpath and other stockholders of Lpath concerning Lpath and its business.

			  Except as otherwise described herein, neither
Barclays nor the persons listed on Appendix A have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D.



Item 5.	Interest in Securities of the Issuer


            (a)	See Items 11 and 13 of the cover page for Barclays PLC and BCI.

		BCI is the actual owner of 8,421,100 shares of Common Stock comprising 16.0% of the Common Stock.

                None of the individuals listed in Appendix A own any shares of the Common Stock.

            (b)	See Items 7 and 9 of the cover page for Barclays PLC and BCI.

	    (c)	Not Applicable.


	    (d)	Neither Barclays nor, to the best knowledge of Barclays, any
		of the persons listed in Appendix A hereto knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by Barclays, other than customers of Barclays over whose shares Barclays may have investment discretion.

            (e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Neither Barclays, nor to the best knowledge of Barclays, any of the persons listed in Appendix A hereto have any contracts, arrangements, understandings or relationships with respect to any securities of the issuer.


Item 7.	Material to be Filed as Exhibits

		Exhibit		Description

		A.		Joint Filing Agreement

		1.		Securities Purchase Agreement between
				Lpath, Inc. and LB I Group and other purchasers, dated April 7, 2007.




SIGNATURES
              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2008


BARCLAYS PLC

By:	__________________________

Name:  Darrell King
Title: Head of Compliance Operations


BARCLAYS CAPITAL INC

By:	__________________________

Name:  Darrell King
Title: Head of Compliance Operations






EXHIBIT INDEX

Exhibit			Description

A.			Joint Filing Agreement
1.			Securities Purchase Agreement between Lpath, Inc.
			and LB I Group and other purchasers, dated
			April 7, 2007.


JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: October 17, 2008



BARCLAYS PLC

By:	__________________________
Name:  Darrell King
Title: Head of Compliance Operations


BARCLAYS CAPITAL INC

By:	__________________________
Name:  Darrell King
Title: Head of Compliance Operations




Appendix A

BARCLAYS PLC BOARD OF DIRECTORS

NAME/TITLE/CITIZENSHIP/BUSINESS ADDRESS


MARCUS AGIUS
Chairman of the Board
British Citizen

Barclays PLC
1 Churchill Place
London, E14 5HP, England


JOHN VARLEY
Group Chief Executive
British Citizen

Barclays PLC
1 Churchill Place
London, E14 5HP, England


ROBERT E. DIAMOND, JR.
President and CEO, Investment Banking and
Investment Management
American and British Citizen

Barclays PLC
1 Churchill Place
London, E14 5HP, England


CHRIS LUCAS
Group Finance Director
British Citizen

Barclays PLC
1 Churchill Place
London, E14 5HP, England


FRITS SEEGERS
Global Retail and Commercial Banking
Dutch Citizen


Barclays PLC
1 Churchill Place
London, E14 5HP, England


DAVID BOOTH
Retired Member of the Management
Committee, Morgan Stanley
American Citizen


Barclays PLC
1 Churchill Place
London, E14 5HP, England


SIR RICHARD BROADBENT
Chairman, Arriva PLC
British Citizen


Barclays PLC
1 Churchill Place
London, E14 5HP, England


RICHARD LEIGH CLIFFORD
Retired Chief Executive, Rio Tinto Group
Australian Citizen


Barclays PLC
1 Churchill Place
London, E14 5HP, England


FULVIO CONTI
Chief Executive, Enel SpA
Italian Citizen


Barclays PLC
1 Churchill Place
London, E14 5HP, England


PROFESSOR DAME SANDRA DAWSON
Professor, University of Cambridge
British Citizen


Barclays PLC
1 Churchill Place
London, E14 5HP, England


SIR ANDREW LIKIERMAN
Professor, London Business School
British Citizen


Barclays PLC
1 Churchill Place
London, E14 5HP, England


SIR MICHAEL RAKE
Chairman, BT Group PLC
British Citizen


Barclays PLC
1 Churchill Place
London, E14 5HP, England


SIR NIGEL RUDD
Non-executive Chairman, Pendragon PLC &
BAA Limited
British Citizen


Barclays PLC
1 Churchill Place
London, E14 5HP, England


STEPHEN RUSSELL
Retired Chief Executive, Boots Group PLC
British Citizen


Barclays PLC
1 Churchill Place
London, E14 5HP, England


SIR JOHN SUNDERLAND
Chairman, Cadbury Schweppes, PLC
British Citizen


Barclays PLC
1 Churchill Place
London, E14 5HP, England


PATIENCE WHEACROFT
Financial Journalist
British Citizen


Barclays PLC
1 Churchill Place
London, E14 5HP, England


EXECUTIVE OFFICERS

NAME/TITLE/CITIZENSHIP/ BUSINESS ADDRESS

MARCUS AGIUS
Chairman of the Board
British Citizen


Barclays PLC
1 Churchill Place
London, E14 5HP, England


JOHN VARLEY
Group Chief Executive
British Citizen


Barclays PLC
1 Churchill Place
London, E14 5HP, England


ROBERT E. DIAMOND, JR.
President
American and British Citizen


Barclays PLC
1 Churchill Place
London, E14 5HP, England


CHRIS LUCAS
Group Finance Director
British Citizen


Barclays PLC
1 Churchill Place
London, E14 5HP, England

FRITS SEEGERS
Global Retail and Commercial Banking
Dutch Citizen


Barclays PLC
1 Churchill Place
London, E14 5HP, England

LAWRENCE DICKINSON
Company Secretary
British Citizen


1 Churchill Place
London, E14 5hP, England


MARK HARDING
General Counsel
British Citizen


1 Churchill Place
London, E14 5HP, England


ROBERT LE BLANC
Risk Director
British and Canadian Citizen


1 Churchill Place
London, E14 5HP, England


BARCLAYS CAPITAL INC.

BOARD OF DIRECTORS

NAME/TITLE/CITIZENSHIP/BUSINESS ADDRESS


GERARD S. LAROCCA
Chairman and Chief Executive, Americas
American Citizen


200 Park Avenue,
New York, NY  10166


ERIN MANSFIELD
President
American Citizen


200 Park Avenue,
New York, NY  10166


MICHAEL MONTGOMERY
CAO - EquiFirst Corp / HomEq Servicing
American Citizen


4837 Watt Avenue,
North Highlands, CA  95660


JAMES WALKER
Chief Financial Officer
British Citizen

200 Park Avenue,
New York, NY  10166

EXECUTIVE OFFICERS

NAME/TITLE/CITIZENSHIP/BUSINESS ADDRESS

GERARD S. LAROCCA
Chairman and Chief Executive, Americas
American Citizen


200 Park Avenue
New York, NY  10166


ERIN MANSFIELD
President
American Citizen


200 Park Avenue
New York, NY  10166


JAMES WALKER
Chief Financial Officer
British Citizen


200 Park Avenue
New York, NY  10166


THERESA SCOTT
Treasurer and Vice President
American Citizen


200 Park Avenue
New York, NY  10166


T.J. GAVENDA
Controller and Vice President
American Citizen


200 Cedar Knolls Road
Whippany, NJ  07981


ALAN B. KAPLAN
Secretary
American Citizen


200 Park Avenue
New York, NY  10166


TERESA FOXX
Assistant Secretary
American Citizen


1111 Brickell Avenue
Miami FL  33131


BRET GANIS
Assistant Secretary
American Citizen


200 Park Avenue
New York, NY  10166


CHERYL A. GRASSMANN
Assistant Secretary
American Citizen


200 Park Avenue,
New York, NY  10166


JESSICA WEINER
Assistant Secretary
American Citizen


200 Park Avenue
New York, NY  10166


SUSAN GRBIC
Vice President
American Citizen


200 Park Avenue
New York, NY  10166


GEORGE MATTHEWS
Vice President
American Citizen

200 Cedar Knolls Road
Whippany, NJ  07981